UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-183143 and No. 333-213730) of the Company.

Other Events

On March 16, 2018, China Cord Blood Corporation (the “Company”) issued a press release announcing the results of its extraordinary general meeting of shareholders, which was held on March 16, 2018, in Hong Kong (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, shareholders approved the change of the name of the Company from “China Cord Blood Corporation” to “Global Cord Blood Corporation”. The Company expects to receive approval from the Registrar of Companies in the Cayman Islands for the name change in the next several days and that it will begin trading under the new name “Global Cord Blood Corporation” on the New York Stock Exchange with effect from March 22, 2018 under a new CUSIP of G39342 103 and ISIN of KYG393421030 but still with ticker symbol “CO”.

A copy of the press release is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 16, 2018, regarding results of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: March 16, 2018